Product supplement no. 148-I
To prospectus dated December 1, 2005 and
prospectus supplement dated October 12, 2006

Registration Statement No. 333-130051
Dated July 31, 2008
Rule 424(b)(2)



JPMorgan Chase & Co.
Return Enhanced Notes Linked to the Russell 3000® Index

General

- JPMorgan Chase & Co. may offer and sell return enhanced notes linked to the Russell 3000® Index from time to time. This product supplement no. 148-I describes terms that will apply generally to the return enhanced notes, and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as terms supplements. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus supplement or prospectus, the terms described in the relevant terms supplement will control.
- The notes are senior unsecured obligations of JPMorgan Chase & Co.
- Payment is linked to the Russell 3000® Index as described below.
- For important information about tax consequences, see "Certain U.S. Federal Income Tax Consequences" beginning on page PS-24.
- Minimum denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement.
- Investing in the notes is not equivalent to investing in the Index or any of its component securities.
- The notes will not be listed on any securities exchange unless otherwise specified in the relevant terms supplement.

Key Terms

Index:	The Russell 3000® Index (the "Index").
Payment at Maturity (Notes without a Buffer):	Unless otherwise specified in the relevant terms supplement, for notes without a buffer, the amount you will receive at maturity is based on the value of the Ending Index Level relative to the Initial Index Level (or the Strike Level, if applicable) as described below.

If the Ending Index Level is greater than the Initial Index Level (or the Strike Level, if applicable), you will receive at maturity a cash payment per $1,000 principal amount note that provides you with a return on your investment equal to the Index Return multiplied by the upside leverage factor, subject, if applicable, to the Maximum Total Return on the note. If applicable, the "Maximum Total Return" on the note is a percentage that we will determine on the pricing date and that will be set forth in the relevant terms supplement. Accordingly, if the relevant terms supplement specifies a Maximum Total Return on the notes, the appreciation potential of the notes will be limited to the Maximum Total Return even if the Index Return multiplied by the upside leverage factor is greater than the Maximum Total Return. Subject to any applicable Maximum Total Return on the note, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Index Return} \times \text{upside leverage factor})$$

If the Ending Index Level is equal to the Initial Index Level (or the Strike Level, if applicable), you will receive at maturity a cash payment of $1,000 per $1,000 principal amount note.

If the Ending Index Level declines from the Initial Index Level (or the Strike Level, if applicable), you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond the Initial Index Level (or the Strike Level, if applicable). Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Index Return})$$

For notes without a buffer, you will lose some or all of your investment at maturity if the Ending Index Level declines from the Initial Index Level (or the Strike Level, if applicable).

(continued on next page)

Investing in the Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement no. 148-I, the accompanying prospectus supplement and prospectus, or any related terms supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

July 31, 2008

Payment at Maturity (Notes with a Buffer):

Unless otherwise specified in the relevant terms supplement, for notes with a buffer, the amount you will receive at maturity is based on the value of the Ending Index Level relative to the Initial Index Level (or the Strike Level, if applicable) and the buffer amount as described below.

If the Ending Index Level is greater than the Initial Index Level (or the Strike Level, if applicable), you will receive at maturity a cash payment per $1,000 principal amount note that provides you with a return on your investment equal to the Index Return multiplied by the upside leverage factor, subject, if applicable, to the Maximum Total Return on the note. If applicable, the "Maximum Total Return" on the note is a percentage that we will determine on the pricing date and that will be set forth in the relevant terms supplement. Accordingly, if the relevant terms supplement specifies a Maximum Total Return on the notes, the appreciation potential of the notes will be limited to the Maximum Total Return even if the Index Return multiplied by the upside leverage factor is greater than the Maximum Total Return. Subject to any applicable Maximum Total Return on the note, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Index Return x upside leverage factor)

Your principal is protected against a decline in the Index up to the buffer amount. If the Ending Index Level is equal to or declines from the Initial Index Level (or the Strike Level, if applicable) and such decline is equal to or less than the buffer amount, you will receive the principal amount of your notes at maturity.

If the Ending Index Level declines from the Initial Index Level (or the Strike Level, if applicable) by more than the buffer amount, for every 1% decline of the Index beyond the buffer amount, you will lose an amount equal to 1% of the principal amount of your notes multiplied by the downside leverage factor, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x (Index Return + buffer amount %) x downside leverage factor)

For notes with a buffer, you will lose some or all of your investment at maturity if the Ending Index Level declines from the Initial Index Level (or the Strike Level, if applicable) by more than the buffer amount.

Payment at Maturity (Notes with a Knock-Out Buffer):

Unless otherwise specified in the relevant terms supplement, for notes with a knock-out buffer, the amount you will receive at maturity is based on the value of the Ending Index Level relative to the Initial Index Level (or the Strike Level, if applicable), whether a Knock-Out Event has occurred and the knock-out buffer amount as described below.

If the Ending Index Level is greater than the Initial Index Level (or the Strike Level, if applicable), you will receive at maturity a cash payment per $1,000 principal amount note that provides you with a return on your investment equal to the Index Return multiplied by the upside leverage factor, subject, if applicable, to the Maximum Total Return on the note. If applicable, the "Maximum Total Return" on the note is a percentage that we will determine on the pricing date and that will be set forth in the relevant terms supplement. Accordingly, if the relevant terms supplement specifies a Maximum Total Return on the notes, the appreciation potential of the notes will be limited to the Maximum Total Return even if the Index Return multiplied by the upside leverage factor is greater than the Maximum Total Return. Subject to any applicable Maximum Total Return on the note, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Index Return x upside leverage factor)

Your principal is protected against a decline in the Index up to the knock-out buffer amount if a Knock-Out Event has not occurred. If the Ending Index Level is equal to or declines from the Initial Index Level (or the Strike Level, if applicable) and a Knock-Out Event has not occurred, you will receive the principal amount of your notes at maturity.

If the Ending Index Level is less than the Initial Index Level (or the Strike Level, if applicable) and if a Knock-Out Event has occurred, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level declines from the Initial Index Level (or the Strike Level, if applicable). Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Index Return)

For notes with a knock-out buffer, the protection provided by the knock-out buffer amount will terminate and you will lose some or all of your investment at maturity if the Ending Index Level declines from the Initial Index Level (or the Strike Level, if applicable) and if a Knock-Out Event has occurred.

Knock-Out Event:
Unless otherwise specified in the relevant terms supplement, a "Knock-Out Event" occurs if, (a) for notes with continuous Index monitoring, at any time during the Monitoring Period or on any Monitoring Day, as applicable, **the Index Level** has declined, as compared to the Initial Index Level (or the Strike Level, if applicable), by more than the knock-out buffer amount, or (b) for notes with daily Index monitoring, on any trading day during the Monitoring Period or on any Monitoring Day, as applicable, **the Index closing level** has declined, as compared to the Initial Index Level (or the Strike Level, if applicable), by more than the knock-out buffer amount.

The relevant terms supplement will specify whether continuous or daily Index monitoring is applicable to the notes or, alternatively, may specify another method for monitoring the Index. For example, the relevant terms supplement may specify weekly or monthly Index monitoring on specified day(s) during a week or month for purposes of determining whether a Knock-Out Event has occurred. We refer to each such specified day as a "Monitoring Day."

Monitoring Period or Monitoring Day(s):
As specified in the relevant terms supplement, if applicable. For example, the relevant terms supplement may specify that the Monitoring Period consists of each trading day from the pricing date to and including the final Index Valuation Date. Alternatively, the relevant terms supplement may specify that the Monitoring Days consist of the last calendar day of each month, commencing and ending on specified dates.

Other Terms:
In each case if applicable, the Maximum Total Return, the buffer amount, the knock-out buffer amount, the upside leverage factor and the downside leverage factor will be specified in the relevant terms supplement.

Index Return:
Unless otherwise specified in the relevant terms supplement:

$$\frac{\text{Ending Index Level} - \text{Initial Index Level (or Strike Level, if applicable)}}{\text{Initial Index Level (or Strike Level, if applicable)}}$$

Initial Index Level:
The Index closing level on the pricing date or such other date as specified in the relevant terms supplement, or the arithmetic average of the Index closing levels on each of the Initial Averaging Dates, if so specified in the relevant terms supplement.

Ending Index Level:
The Index closing level on the Observation Date or such other date as specified in the relevant terms supplement, or the arithmetic average of the Index closing levels on each of the Ending Averaging Dates.

Strike Level:
The relevant terms supplement may specify an Index level other than the Initial Index Level to be used for calculating the Index Return and the amount payable at maturity, if any, which we refer to as the "Strike Level." The Strike Level may be based on and/or expressed as a percentage of the Index closing level as of a specified date, or may be determined without regard to the Index closing level as of a particular date. For example, the relevant terms supplement may specify that a Strike Level, equal to 95% of the Initial Index Level, will be used to calculate the Index Return.

Index Valuation Date(s):
The Ending Index Level will be calculated on a single date, which we refer to as the Observation Date, or on several dates, each of which we refer to as an Ending Averaging Date, as specified in the relevant terms supplement. We refer to such dates generally as Index Valuation Dates in this product supplement. Any Index Valuation Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."

Initial Averaging Dates:
As specified, if applicable, in the relevant terms supplement. Any Initial Averaging Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."

Maturity Date:
As specified in the relevant terms supplement. The maturity date of the notes is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the terms supplement relevant to your investment, this product supplement no. 148-I and the accompanying prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement and this product supplement no. 148-I and with respect to JPMorgan Chase & Co. This product supplement no. 148-I, together with the relevant terms supplement and the accompanying prospectus and prospectus supplement, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in the relevant terms supplement, this product supplement no. 148-I and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplement and this product supplement no. 148-I are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority, or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, this product supplement no. 148-I and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this product supplement no. 148-I and the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

DESCRIPTION OF NOTES

The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply specifically to the notes, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement no. 148-I have the meanings assigned in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The term "note" refers to each $1,000 principal amount of our Return Enhanced Notes Linked to the Russell 3000® Index.

General

The Return Enhanced Notes are senior unsecured obligations of JPMorgan Chase & Co. that are linked to the Russell 3000® Index (the "Index"). The notes are a series of securities referred to in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The notes will be issued by JPMorgan Chase & Co. under an indenture dated May 25, 2001, as may be amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee.

The notes do not pay interest and do not guarantee any return of principal at, or prior to, maturity. Instead, at maturity you will receive a payment in cash, the amount of which will vary depending on the performance of the Index calculated in accordance with the formula set forth below, and whether the notes have a Strike Level, a buffer and/or a knock-out buffer. The notes do not guarantee any return of your investment at maturity.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The notes are our unsecured and unsubordinated obligations and will rank *pari passu* with all of our other unsecured and unsubordinated obligations.

The notes will be issued in denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement. The principal amount and issue price of each note is $1,000, unless otherwise specified in the relevant terms supplement. The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company, or DTC, or its nominee, as described under "Description of Notes — Forms of Notes" in the prospectus supplement and "Forms of Securities — Global Securities" in the prospectus.

The specific terms of the notes will be described in the relevant terms supplement accompanying this product supplement no. 148-I. The terms described in that document supplement those described herein and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus or prospectus supplement, the terms described in the relevant terms supplement will control.

Payment at Maturity

The maturity date for the notes will be set forth in the relevant terms supplement and is subject to adjustment if such day is not a business day or if the final Index Valuation Date is postponed as described below. We will also specify whether or not the notes have a Maximum Total Return and/or a buffer or a knock-out buffer and the amount of any such buffer or knock-out buffer in the relevant terms supplement.

Notes without a Buffer

Unless otherwise specified in the relevant terms supplement, for notes without a buffer, the amount you will receive at maturity is based on the value of the Ending Index Level relative to the Initial Index Level (or the Strike Level, if applicable) as described below.

- If the Ending Index Level is greater than the Initial Index Level (or the Strike Level, if applicable), you will receive at maturity a cash payment per $1,000 principal amount note that provides you with a return on your investment equal to the Index Return multiplied by the upside leverage factor subject, if applicable, to the Maximum Total Return on the note. If applicable, the "Maximum Total Return" on the note is a percentage that we will determine on the pricing date and that will be set forth in the relevant terms supplement. Accordingly, if the relevant terms supplement specifies a Maximum Total Return on the notes, the appreciation potential of the notes will be limited to the Maximum Total Return, even if the Index Return multiplied by the upside leverage factor is greater than the Maximum Total Return. Subject to any applicable Maximum Total Return on the notes, your payment at maturity per $1,000 principal amount note will be calculated as follows:

  $1,000 + ($1,000 x Index Return x upside leverage factor)

- If the Ending Index Level is equal to the Initial Index Level (or the Strike Level, if applicable), you will receive at maturity cash payment of $1,000 per $1,000 principal amount note.

- If the Ending Index Level declines from the Initial Index Level (or the Strike Level, if applicable), you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level declines beyond the Initial Index Level (or the Strike Level, if applicable). Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

  $1,000 + ($1,000 x Index Return)

For notes without a buffer, you will lose some or all of your investment at maturity if the Ending Index Level declines from the Initial Index Level (or the Strike Level, if applicable).

Notes with a Buffer

Unless otherwise specified in the relevant terms supplement, for notes with a buffer, the amount you will receive at maturity is based on the value of the Ending Index Level relative to the Initial Index Level (or the Strike Level, if applicable) and the buffer amount as described below

- If the Ending Index Level is greater than the Initial Index Level (or the Strike Level, if applicable), you will receive at maturity a cash payment per $1,000 principal amount note that provides you with a return on your investment equal to the Index Return multiplied by the upside leverage factor subject, if applicable, to the Maximum Total Return on the note. If applicable, the "Maximum Total Return" on the note is a percentage that we will determine on the pricing date and that will be set forth in the relevant terms supplement. Accordingly, if the relevant terms supplement specifies a Maximum Total Return on the notes, the appreciation potential of the notes will be limited to the Maximum Total Return even if the Index Return multiplied by the upside leverage factor is greater than the Maximum Total Return. Subject to any applicable Maximum Total Return on the notes, your payment at maturity per $1,000 principal amount note will be calculated as follows:

  $1,000 + ($1,000 x Index Return x upside leverage factor)

- Your principal is protected against a decline in the Index up to the buffer amount. If the Ending Index Level is equal to or declines from the Initial Index Level (or the Strike Level, if applicable) and such decline is equal to or less than the buffer amount, you will receive the principal amount of your notes at maturity.

- Your investment will be fully exposed to any decline in the Index beyond the buffer amount. If the Ending Index Level declines from the Initial Index Level (or the Strike Level, if applicable) by more than the buffer amount, for every 1% decline of the Index beyond the buffer amount, you will lose an amount equal to 1% of the principal amount of your notes multiplied by the downside leverage factor, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x (Index Return + buffer amount %) x downside leverage factor)

For notes with a buffer, you will lose some or all of your investment at maturity if the Ending Index Level declines from the Initial Index Level (or the Strike Level, if applicable) by more than the buffer amount.

Notes with a Knock-Out Buffer

Unless otherwise specified in the relevant terms supplement, for notes with a knock-out buffer, the amount you will receive at maturity is based on the value of the Ending Index Level relative to the Initial Index Level (or the Strike Level, if applicable), whether a Knock-Out Event has occurred and the knock-out buffer amount (if the Ending Index Level declines from the Initial Index Level or the Strike Level, as applicable) as described below.

- If the Ending Index Level is greater than the Initial Index Level (or the Strike Level, if applicable), you will receive at maturity a cash payment per $1,000 principal amount note that provides you with a return on your investment equal to the Index Return multiplied by the upside leverage factor subject, if applicable, to the Maximum Total Return on the note. If applicable, the "Maximum Total Return" on the note is a percentage that we will determine on the pricing date and that will be set forth in the relevant terms supplement. Accordingly, if the relevant terms supplement specifies a Maximum Total Return on the notes, the appreciation potential of the notes will be limited to the Maximum Total Return even if the Index Return multiplied by the upside leverage factor is greater than the Maximum Total Return. Subject to any applicable Maximum Total Return on the notes, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Index Return x upside leverage factor)

- Your principal is protected against a decline in the Index up to the knock-out buffer amount if a Knock-Out Event has not occurred. If the Ending Index Level is equal to or declines from the Initial Index Level (or the Strike Level, if applicable) and a Knock-Out Event has not occurred, you will receive the principal amount of your notes at maturity.

- If the Ending Index Level is less than the Initial Index Level (or the Strike Level, if applicable) and if a Knock-Out Event has occurred, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level declines from the Initial Index Level (or the Strike Level, if applicable). Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Index Return)

For notes with a knock-out buffer, the protection provided by the knock-out buffer amount will terminate and you will lose some or all of your investment at maturity if the Ending Index Level declines from the Initial Index Level (or the Strike Level, if applicable) and if a Knock-Out Event has occurred.

In each case, if applicable, the "Maximum Total Return," the "buffer amount," the "knock-out buffer amount," the "upside leverage factor," and the "downside leverage factor" will be an amount set forth in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, a Knock-Out Event occurs if, (a) for notes with continuous Index monitoring, at any time during the Monitoring Period or on any Monitoring Day, as applicable, the Index level has declined, as compared to the Initial Index Level (or the Strike Level, if applicable), by more than the knock-out buffer amount, or (b) for notes with daily Index monitoring, on any trading day during the Monitoring Period or on any Monitoring Day, as applicable, the Index closing level has declined, as compared to the Initial Index Level (or the Strike Level, if applicable), by more than the knock-out buffer amount.

If applicable, the relevant terms supplement will specify whether continuous or daily Index monitoring is applicable to the notes or, alternatively, may specify another method for monitoring the Index. For example, the relevant terms supplement may specify weekly or monthly Index monitoring on specified day(s) during a week or month for purposes of determining whether a Knock-Out Event has occurred. We refer to each such specified day as a "Monitoring Day."

The "Monitoring Period" or the "Monitoring Days," as applicable, will be specified in the relevant terms supplement. For example, the relevant terms supplement may specify that the Monitoring Period consists of each trading day from the pricing date to and including the final Index Valuation Date. Alternatively, the relevant terms supplement may specify that the Monitoring Days consist of the last calendar day of each month, commencing and ending on specified dates.

Unless otherwise specified in the relevant terms supplement, the "Index Level," if applicable, at any time (including at the open and close of trading for the Index) during the Monitoring Period or on a Monitoring Day will equal the value at such time for the Index as published on page "RAY" of Bloomberg, L.P., which we refer to as "Bloomberg," or any successor page, or the Bloomberg page or successor page for any successor index.

Unless otherwise specified in the relevant terms supplement, the "Index Return," as calculated by the calculation agent, is the percentage change in the Index closing level calculated by comparing the Ending Index Level to the Initial Index Level or the Strike Level, as applicable The relevant terms supplement will specify the manner in which the Initial Index Level (or the Strike Level, if applicable) and the Ending Index Level will be determined. The Index Return, unless otherwise specified in the relevant terms supplement, is calculated as follows:

$$\text{Index Return} = \frac{\text{Ending Index Level} - \text{Initial Index Level (or Strike Level, if applicable)}}{\text{Initial Index Level (or Strike Level, if applicable)}}$$

Unless otherwise specified in the relevant terms supplement, the "Initial Index Level" means the Index closing level on the pricing date or such other date as specified in the relevant terms supplement, or the arithmetic average of the Index closing levels on each of the Initial Averaging Dates, if so specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, the "Ending Index Level" means the Index closing level on the Observation Date or such other date as specified in the relevant terms supplement, or the arithmetic average of the Index closing levels on each of the Ending Averaging Dates.

The relevant terms supplement may specify an Index level other than the Initial Index Level, which we refer to as the "Strike Level," to be used for calculating the Index Return and the amount payable at maturity, if any. The Strike Level may be based on and/or expressed as a percentage of the Index closing level as of a specified date, or may be determined without regard to the Index closing level as of a particular date. For example, the relevant terms supplement may specify that a Strike Level, equal to 95% of the Initial Index Level, will be used to calculate the Index Return.

The "Index closing level" on any trading day will equal the closing level of the Index or any successor index thereto (as described under "The Russell 3000® Index — Discontinuation of the Russell 3000 Index®; Alteration of Method of Calculation") published following the regular official weekday close of trading on that trading day. In certain circumstances, the "Index closing level" will be based on the alternative calculation of the Index described under "The Russell 3000® Index — Discontinuation of the Russell 3000 Index®; Alteration of Method of Calculation" at the regular official weekday close of the principal trading session of the New York Stock Exchange (the "NYSE"), the American Stock Exchange LLC (the "AMEX"), The NASDAQ Stock Market or any relevant exchange for the Index or any successor index, as applicable.

A "trading day" is, unless otherwise specified in the relevant terms supplement, a day, as determined by the calculation agent, on which trading is generally conducted on the NYSE, the AMEX, The NASDAQ Stock Market, the Chicago Mercantile Exchange Inc., the Chicago Board Options Exchange, Incorporated and in over-the-counter markets for equity securities in the United States.

The Initial Averaging Dates, if applicable, will be specified in the relevant terms supplement, and any such date is subject to adjustment as described below. If an Initial Averaging Date is not a trading day or if there is a market disruption event on such day, the applicable Initial Averaging Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing. In no event, however, will any Initial Averaging Date be postponed more than ten business days following the date originally scheduled to be such Initial Averaging Date. If the tenth business day following the date originally scheduled to be the applicable Initial Averaging Date is not a trading day, or if there is a market disruption event on such date, the calculation agent will determine the Index closing level for such Initial Averaging Date on such date in accordance with the formula for and method of calculating the Index closing level last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth scheduled business day of each security most recently constituting the Index.

The Index Valuation Date(s), which will be either a single date, which we refer to as the Observation Date, or several dates, each of which we refer to as an Ending Averaging Date, will be specified in the relevant terms supplement and any such date is subject to adjustment as described below. If an Index Valuation Date is not a trading day or if there is a market disruption event on such day, the applicable Index Valuation Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing. In no event, however, will any Index Valuation Date be postponed more than ten business days following the date originally scheduled to be such Index Valuation Date. If the tenth business day following the date originally scheduled to be the applicable Index Valuation Date is not a trading day, or if there is a market disruption event on such date, the calculation agent will determine the Index closing level for such Index Valuation Date on such date in accordance with the formula for and method of calculating the Index closing level last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth scheduled business day of each security most recently constituting the Index.

The maturity date will be specified in the relevant terms supplement. If the scheduled maturity date (as specified in the relevant terms supplement) is not a business day, then the maturity date will be the next succeeding business day following such scheduled maturity date. If, due to a market disruption event or otherwise, the final Index Valuation Date is postponed so that it falls less than three business days prior to the scheduled maturity date, the maturity date will be the third business day following the final Index Valuation Date, as postponed, unless otherwise specified in the relevant terms supplement. We describe market disruption events under "General Terms of Notes — Market Disruption Events."

We will irrevocably deposit with DTC no later than the opening of business on the applicable date funds sufficient to make payments of the amount payable with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

A "business day" is, unless otherwise specified in the relevant terms supplement, any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted.

Subject to the foregoing and to applicable law (including, without limitation, U.S. federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in the open market or by private agreement.

RISK FACTORS

Your investment in the notes will involve certain risks. The notes do not pay interest or guarantee any return of principal at, or prior to, maturity. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks before you decide that an investment in the notes is suitable for you.**

The notes do not pay interest or guarantee the return of your investment.

The notes do not pay interest and may not return any of your investment. The amount payable at maturity, if any, will be determined pursuant to the terms described in this product supplement no. 148-I and the relevant terms supplement. The relevant terms supplement will specify whether the notes have a buffer, a knock-out buffer, and/or a Strike Level.

For notes without a buffer, you will lose some or all of your investment at maturity if the Ending Index Level declines from the Initial Index Level (or the Strike Level, if applicable).

For notes with a buffer, your principal is protected against a decline in the Index up to the buffer amount; however, you will lose some or all of your investment at maturity if the Ending Index Level declines from the Initial Index Level (or the Strike Level, if applicable) by more than the buffer amount.

For notes with a knock-out buffer, your principal is protected against a decline in the Index if the Index Level at any time (for notes with continuous Index monitoring) during the Monitoring Period or on any Monitoring Day, as applicable, or the Index closing level (for notes with daily Index monitoring) on any trading day during the Monitoring Period or on any Monitoring Day, as applicable, has not declined from the Initial Index Level (or the Strike Level, if applicable) by more than the knock-out buffer amount. However, you will lose some or all of your investment at maturity if the Ending Index Level is less than the Initial Index Level (or the Strike Level, if applicable) and the Index Level at any time (for notes with continuous Index monitoring) during the Monitoring Period or on any Monitoring Day, as applicable, or the Index closing level (for notes with daily Index monitoring) on any trading day during the Monitoring Period or on any Monitoring Day, as applicable, has declined from the Initial Index Level (or the Strike Level, if applicable) by more than the knock-out buffer amount. Under these circumstances, your principal will be fully exposed to any decline in the Index.

The appreciation potential of the notes is limited to the Maximum Total Return, if applicable.

If the notes are subject to a Maximum Total Return, the appreciation potential of the notes will be limited to the Maximum Total Return. Any applicable Maximum Total Return will be a percentage that we will determine on the pricing date and that will be set forth in the relevant terms supplement. Accordingly, if the relevant terms supplement specifies a Maximum Total Return on the notes, the appreciation potential of the notes will be limited to that Maximum Total Return even if the Index Return multiplied by the upside leverage factor is greater than that Maximum Total Return.

Your return on the notes will not reflect dividends on the equity securities included in the Russell 3000® Index.

Your return on the notes will not reflect the return you would realize if you actually owned the equity securities included in the Index and received the dividends paid on those equity securities. This is because the calculation agent will calculate the amount payable to you at maturity of the notes by reference to the Ending Index Level. The Ending Index Level reflects the prices of the equity securities as calculated in the Index without taking into consideration the value of dividends paid on those equity securities.

Secondary trading may be limited.

Unless otherwise specified in the relevant terms supplement, the notes will not be listed on a securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.

J.P. Morgan Securities Inc., or JPMSI, may act as a market maker for the notes, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes. If at any time JPMSI or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

For notes with a knock-out buffer, the protection provided by the knock-out buffer amount may terminate during the term of the notes.

For notes with a knock-out buffer, if the Index Level at any time (for notes with continuous Index monitoring) during the Monitoring Period or on any Monitoring Day, as applicable, or the Index closing level (for notes with daily Index monitoring) on any trading day during the Monitoring Period or on any Monitoring Day, as applicable, has declined from the Initial Index Level (or the Strike Level, if applicable) by more than the knock-out buffer amount, you will at maturity be fully exposed to any depreciation in the Index. We refer to this feature as a contingent buffer. Under these circumstances, and if the Ending Index Level is less than the Initial Index Level (or the Strike Level, if applicable), you will lose 1% of the principal amount of your investment for every 1% decline in the Ending Index Level as compared to the Initial Index Level (or the Strike Level, if applicable). You will be subject to this potential loss of principal even if the Index subsequently increases such that the Ending Index Level is equal to or less than the Initial Index Level (or the Strike Level, if applicable) by not more than the knock-out buffer amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

The value of the Initial Index Level may be determined after the issue date of the notes.

If so specified in the relevant terms supplement, the Initial Index Level will be determined based on the arithmetic average of the Index closing levels on the Initial Averaging Dates specified in that relevant terms supplement. One or more of the Initial Averaging Dates specified may occur on or following the issue date of the notes; as a result, the Initial Index Level may not be determined, and you may therefore not know the value of such Initial Index Level, until after the issue date. Similarly, the global note certificate representing the notes, which will be deposited with DTC on the issue date as described under "General Terms of Notes — Book-Entry Only Issuance — The Depository Trust Company," will not set forth the value of the Initial Index Level for the Index. If there are any increases in the Index closing levels on the Initial Averaging Dates that occur after the issue date and such increases result in the Initial Index Level being greater than the Index closing level on the issue date, this may establish higher levels that the Index must achieve for you to obtain a positive return on your investment or avoid a loss of principal at maturity.

The Ending Index Level may be less than the Index closing level at the maturity date of the notes or at other times during the term of the notes.

Because the Ending Index Level is calculated based on the Index closing level on one or more Index Valuation Dates during the term of the notes, the level of the Index at the maturity date or at other times during the term of the notes, including dates near the Index Valuation Date(s), could be higher than the Ending Index Level. This difference could be particularly large if there is a significant increase in the level of the Index after the final Index Valuation Date, or if there is a significant decrease in the level of the Index around the time of the Index Valuation Date(s), or if there is significant volatility in the Index closing levels during the term of the notes (especially on dates near the Index Valuation Date(s)). For example, when the Index Valuation Date(s) are near the end of the term of the notes, then if the Index closing levels increase or remain relatively constant during the initial term of the notes and then decrease below the Initial Index Level (or the Strike Level, if applicable), the Ending Index Level may be significantly less than if it were calculated on a date earlier than the Index Valuation Date(s). Under these circumstances, you may receive a lower payment at maturity than you would have received if you had invested in the Index, the equity securities underlying the Index or contracts relating to the Index for which there is an active secondary market.

The notes are not designed to be short-term trading instruments.

The price at which you will be able to sell your notes to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes, even in cases where the Index has appreciated since the pricing date. The potential returns described in the relevant terms supplement assume that your notes, which are not designed to be short-term trading instruments, are held to maturity.

Prior to maturity, the value of the notes will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the notes. We expect that, generally, the level of the Index on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the level of the Index. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

- the expected volatility in the Index;
- the time to maturity of the notes;
- for notes with a knock-out buffer, whether a Knock-Out Event has occurred;
- the dividend rate on the equity securities underlying the Index;
- interest and yield rates in the market generally as well as in the markets of the equity securities composing the Index;
- economic, financial, political, regulatory or judicial events that affect the equity securities included in the Index or stock markets generally and which may affect the Index closing level on any Initial Averaging Date, if applicable, or any Index Valuation Date; and
- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors will influence the price you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You may have to sell your notes at a substantial discount from the principal amount if the Ending Index Level is at, below or not sufficiently above the Initial Index Level or, for notes with a knock-out buffer, if a Knock-Out Event has occurred.

You cannot predict the future performance of the Index based on its historical performance. The value of the Index may decrease such that you may not receive any return of your investment. For notes without a buffer, if the Index Return is negative, you will lose some or all of your investment at maturity. For notes with a buffer, if the Ending Index Level declines, as compared to the Initial Index Level (or the Strike Level, if applicable) by more than the buffer amount, you will lose some or all of your investment at maturity. For notes with a knock-out buffer, if the Ending Index Level declines, as compared to the Initial Index Level (or the Strike Level, if applicable) and a Knock-Out Event has occurred, your principal will not be protected against any depreciation of the Index, and you may lose some or all of your investment. There can be no assurance that the value of the Index will not decrease so that at maturity, you do not lose some or all of your investment.

The inclusion in the original issue price of each agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates is likely to adversely affect the value of the notes prior to maturity.

While the payment at maturity will be based on the full principal amount of your notes as described in the relevant terms supplement, the original issue price of the notes includes each agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. Such agent's commission includes the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by JPMSI, as a result of such compensation or other transaction costs.

Russell Investments may adjust the Russell 3000® Index in a way that affects its level, and Russell Investments has no obligation to consider your interests.

Russell Investments ("Russell") is responsible for calculating and maintaining the Index. Russell can add, delete or substitute the equity securities underlying the Index or make other methodological changes that could change the level of the Index. You should realize that the changing of equity securities included in the Index may affect the Index, as a newly added equity security may perform significantly better or worse than the equity security or securities it replaces. Additionally, Russell may alter, discontinue or suspend calculation or dissemination of the Index. Any of these actions could adversely affect the value of the notes. Russell has no obligation to consider your interests in calculating or revising the Index. See "The Russell 3000® Index."

We are currently one of the companies that make up the Index, but, to our knowledge, we are not currently affiliated with any other company the equity securities of which are included in the Index.

We are currently one of the companies that make up the Index, but, to our knowledge, we are not currently affiliated with any other issuers the equity securities of which are included in the Index. As a result, we will have no ability to control the actions of the issuers of such equity securities, including actions that could affect the value of the equity securities included in the Index or your notes. None of the money you pay us will go to Russell or any of the other issuers of the equity securities included in the Index and none of those issuers will be involved in the offering of the notes in any way. Neither those issuers nor we will have any obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your notes.

You will have no shareholder rights in issuers of equity securities that compose the Index

As a holder of the notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the equity securities composing the Index would have.

We or our affiliates may have adverse economic interests to the holders of the notes.

JPMSI and other affiliates of ours trade the equity securities underlying the Index and other financial instruments related to the Index and its component securities on a regular basis, for their accounts and for other accounts under their management. JPMSI and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the Index. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could potentially affect the level of the Index and, accordingly, could affect the value of the notes and the amount, if any, payable to you at maturity.

We or our affiliates may currently or from time to time engage in business with companies the equity securities of which are included in the Index, including extending loans to, or making equity investments in, or providing advisory services to them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about the companies, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about the companies the equity securities of which are included in the Index. Any prospective purchaser of notes should undertake an independent investigation of each company the equity securities of which are included in the Index as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to changes in the level of the Index or the equity securities that compose the Index. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes.

We may have hedged our obligations under the notes through certain affiliates, who would expect to make a profit on such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

JPMSI, one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, the Initial Index Level, the Strike Level, if applicable, the Index closing level on each Initial Averaging Date, if applicable, and each Index Valuation Date, the Index Level at any time during the Monitoring Period or on any Monitoring Day or the Index closing level on any trading day during the Monitoring Period or on any Monitoring Day, as applicable, for purposes of determining whether a Knock-Out Event has occurred (for notes with a knock-out buffer), the Ending Index Level, the Index Return and the amount, if any, that we will pay you at maturity. The calculation agent will also be responsible for determining whether a market disruption event has occurred, whether the Index has been discontinued and whether there has been a material change in the method of calculation of the Index. In performing these duties, JPMSI may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where JPMSI, as the calculation agent, is entitled to exercise discretion.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining the Index closing level on any Initial Averaging Date, if applicable, or any Index Valuation Date, or the Index Return, or the Index Level at any time during the Monitoring Period or on any Monitoring Day or the Index closing level on any trading day during the Monitoring Period or on any Monitoring Day, as applicable (for notes with a knock-out buffer) and calculating the amount that we are required to pay you, if any, at maturity. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes, it is possible that one or more of the Initial Averaging Dates, if applicable, or the Index Valuation Dates and the maturity date will be postponed and your return will be adversely affected. See "General Terms of Notes — Market Disruption Events."

The tax consequences of an investment in the notes are unclear.

There is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the Internal Revenue Service (the "IRS") regarding the notes. No assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the notes described in "Certain U.S. Federal Income Tax Consequences." If the IRS were successful in asserting an alternative characterization or treatment for the notes, the timing and character of income on the notes could differ materially from our description herein. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance, promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. 148-I and consult your tax adviser regarding your particular circumstances.

JPMorgan Chase & Co. employees holding the notes must comply with policies that limit their ability to trade the notes and may affect the value of their notes.

If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may only acquire the notes for investment purposes and you must comply with all of our internal policies and procedures. Because these policies and procedures limit the dates and times that you may transact in the notes, you may not be able to purchase any notes described in the relevant terms supplement from us and your ability to trade or sell any such notes in the secondary market may be limited.

USE OF PROCEEDS

Unless otherwise specified in the relevant terms supplement, the net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes. The original issue price of the notes includes each agent's commissions (as shown on the cover page of the relevant terms supplement) paid with respect to the notes and the estimated cost of hedging our obligations under the notes.

Unless otherwise specified in the relevant terms supplement, each agent's commissions will include the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, our projected profit resulting from such hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus.

On or prior to the date of the relevant terms supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the notes by taking positions in the Index, the equity securities underlying the Index, or instruments the value of which is derived from the Index or the equity securities underlying the Index. While we cannot predict an outcome, such hedging activity or other hedging and investment activities of ours could potentially increase the level of the Index as well as the Initial Index Level, and, therefore, effectively establish a higher level that the Index must achieve for you to obtain a return on your investment or avoid a loss of principal at maturity. From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy that may involve taking long or short positions in the Index, the equity securities underlying the Index, or instruments the value of which is derived from the Index or the equity securities underlying the Index. Although we have no reason to believe that any of these activities will have a material impact on the level of the Index or the value of the notes, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder will have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

THE RUSSELL 3000® INDEX

We have derived all information contained in this product supplement regarding the Russell 3000® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Russell Investments ("Russell"). We make no representation or warranty as to the accuracy or completeness of such information. The Russell 3000® Index was developed by Russell Investment Group (formerly, Frank Russell Company) and is calculated, maintained and published by Russell, a subsidiary of Russell Investment Group. Russell has no obligation to publish, and may discontinue the publication of, the Russell 3000® Index.

The Russell 3000® Index measures the capitalization-weighted price performance of the stocks included in the Russell 3000® Index (the "Russell 3000 Component Stocks"). All stocks included in the Russell 3000® Index are traded on a major U.S. exchange. The companies included in the Russell 3000® Index are the 3,000 of the largest U.S. companies that form the Russell 3000E™ Index. The Russell 3000E™ Index is composed of the 4,000 largest U.S. companies as determined by market capitalization and represents approximately 99% of the U.S. equity market.

The Russell 3000® Index consists of the 3,000 companies included in the Russell 1000® Index and the Russell 2000® Index, which are subsets of the Russell 3000E™ Index, and represents approximately 98% of the U.S. equity market. The Russell 3000® Index is designed to represent the broad U.S. equity market.

Selection of stocks underlying the Russell 3000® Index. The Russell 3000® Index is a sub-index of the Russell 3000E™ Index. To be eligible for inclusion in the Russell 3000E™ Index, and, consequently, the Russell 3000® Index, a company's stocks must be listed on May 31st of a given year and Russell must have access to documentation verifying the company's eligibility for inclusion. Beginning September 2004, eligible initial public offerings are added to Russell U.S. indices at the end of each calendar quarter, based on total market capitalization rankings within the market-adjusted capitalization breaks established during the most recent reconstitution. To be added to any Russell U.S. index during a quarter outside of reconstitution, initial public offerings must meet additional eligibility criteria.

U.S.-incorporated companies are eligible for inclusion in the Russell 3000E™ Index and, consequently, the Russell 3000® Index. Beginning May 31, 2007, companies incorporated in the following countries/regions are also reviewed for eligibility: Anguilla, Antigua, Bahamas, Barbados, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherlands Antilles, Panama and Turks and Caicos Islands. However, not all companies incorporated in these regions are eligible for inclusion in the Russell 3000E™ Index, and, consequently, the Russell 3000® Index. Companies incorporated in these regions are specifically considered eligible for the Russell 3000® Index only if the company meets one of the following criteria: (i) the company headquarters are in the U.S. or (ii) the company headquarters are also in the designated region/country, and the primary exchange for local shares is in the United States. ADRs are not eligible for inclusion in the Russell 3000E™ Index, and, consequently, the Russell 3000® Index.

The following securities are specifically excluded from the Russell 3000® Index: (i) stocks that are not traded on a major U.S. exchange; (ii) preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights and trust receipts; (iii), royalty trusts, limited liability companies, OTC Bulletin Board companies, pink sheets, over-the-counter traded securities, closed-end investment companies, (business development companies or BDCs are eligible), blank check companies, special purpose acquisition companies (SPACs) and limited partnerships. The exclusion of blank check companies and SPACs became effective with the first quarter of 2008, but existing members are grandfathered until the 2008 annual reconstitution. In addition, Berkshire Hathaway is excluded as a special exception.

The primary criteria used to determine the initial list of securities eligible for the Russell 3000E™ Index is total market capitalization, which is defined as the price of the shares times the total number of available shares. All common stock share classes are combined in determining market capitalization. If multiple share classes have been combined, the price of the primary trading vehicle (usually the most liquid) is used in the calculations. In cases where the common stock share classes act independently of each other (*e.g.*, tracking stocks), each class is considered for inclusion separately. Stocks must trade at or above $1.00 on May 31st of each year to be eligible for inclusion in the Russell 3000® Index. However, if a stock falls below $1.00 intra-year, it will not be removed until the next reconstitution if it is still trading below $1.00.

Companies with only a small portion of their shares available in the marketplace are not eligible for inclusion in the Russell 3000E™ Index and, consequently, the Russell 3000® Index. Large capitalization companies with 1% or less float, and small capitalization companies with 5% or less, will be removed from eligibility.

The Russell 3000® Index is reconstituted annually to reflect changes in the marketplace. The list of companies is ranked based on total market capitalization as of May 31st, with the actual reconstitution effective on the first trading day following the final Friday of June each year, except that if the last Friday of June of any year is the 28th, 29th or 30th, reconstitution will occur on the preceding Friday. Changes in the constituents are pre-announced and subject to change if any corporate activity occurs or if any new information is received prior to release.

Capitalization Adjustments. As a capitalization-weighted index, the Russell 3000® Index reflects changes in the capitalization, or market value, of the Russell 3000 Component Stocks relative to the capitalization on a base date. The current Russell 3000® Index value is calculated by adding the market values of the Russell 3000 Component Stocks, which are derived by multiplying the price of each stock by the number of available shares, to arrive at the total market capitalization of the 3,000 stocks. The total market capitalization is then divided by a divisor, which represents the "adjusted" capitalization of the Russell 3000® Index on the base date of December 31, 1986. To calculate the Russell 3000® Index, last sale prices will be used for exchange-traded and NASDAQ stocks. If a Russell 3000 Component Stock is not open for trading, the most recently traded price for that security will be used in calculating the Russell 3000® Index. In order to provide continuity for the Russell 3000® Index's value, the divisor is adjusted periodically to reflect events including changes in the number of common shares outstanding for Russell 3000 Component Stocks, company additions or deletions, corporate restructurings and other capitalization changes.

Available shares are assumed to be shares available for trading. Exclusion of capitalization held by other listed companies and large holdings of private investors (10% or more) is based on information recorded in SEC corporate filings. Other sources are used in cases of missing or questionable data.

The following types of shares are considered unavailable for the purposes of capitalization determinations:

- ESOP or LESOP shares – corporations that have Employee Stock Ownership Plans that comprise 10% or more of the shares outstanding are adjusted;

- Corporate cross-owned shares – corporate cross-ownership occurs when shares of a company in the Russell 3000® Index are held by another member of a Russell index (including Russell Global Indexes). Any percentage held in this class will be adjusted;

- Large private and corporate shares – large private and corporate holdings are defined as those shares held by an individual, a group of individuals acting together or a corporation not in the Russell 3000® Index that own 10% or more of the shares outstanding. However, not to be included in this class are institutional holdings, which are: investment companies not in the Russell 3000® Index, partnerships, insurance companies not in the Russell 3000® Index, mutual funds, banks not in the Russell 3000® Index or venture capital funds;

- Unlisted share classes – classes of common stock that are not traded on a U.S. securities exchange;

- Initial public offering lock-ups – shares locked-up during an initial public offering are not available to the public and will be excluded from the market value at the time the initial public offering enters the Russell 3000® Index; and

- Government Holdings:

  - Direct government holders: Those holdings listed as "government of" are considered unavailable and will be removed entirely from available shares;

  - Indirect government holders: Shares held by government investment boards and/or investment arms will be treated similar to large private holdings and removed if the holding is greater than 10%; and

  - Government pensions: Any holding by a government pension plan is considered institutional holdings and will not be removed from available shares.

Corporate Actions Affecting the Russell 3000® Index. The following summarizes the types of Russell 3000® Index maintenance adjustments and indicates whether or not a Russell 3000® Index adjustment is required.

- "No Replacement" Rule – Securities that leave the Russell 3000® Index, between reconstitution dates, for any reason (*e.g.*, mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Russell 3000® Index over a year will fluctuate according to corporate activity.

- Rules for Deletions – When a stock is acquired, delisted or moves to the pink sheets or bulletin boards on the floor of a U.S. securities exchange, the stock is deleted from the Russell 3000® Index at the market close on the effective date or when the stock is no longer trading on the exchange if the corporate action is considered to be final prior to 2:00 p.m. Eastern Standard Time, or the following day if the corporate action is considered to be final after 2:00 p.m. Eastern Standard Time. Companies that file for a Chapter 7 liquidation bankruptcy will be removed from the Russell 3000® Index at the time of the bankruptcy filing; whereas, companies filing for a Chapter 11 reorganization bankruptcy will remain a member of the Russell 3000® Index, unless the company is de-listed from the primary exchange, in which case normal de-listing rules apply. Members of the Russell 3000® Index that are re-incorporated in another country are deleted when the re-incorporation is final.

- Rules for Additions – The only additions between reconstitution dates are as a result of spin-offs, reincorporations and initial public offerings. Spin-off companies are added to the parent company's index and capitalization tier of membership, *if* the spin-off company is sufficiently large. To be eligible, the spun-off company's total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in the Russell 3000E™ Index at the latest reconstitution. If a U.S. spin-off occurs from a Russell Global ex-U.S. Index member, the spun-off company will be placed in the parent's index and capitalization tier of the Russell Global Index. A member of the Russell Global Index that is reincorporating to the United States or one of the eligible countries/regions described above will be added to the Russell 3000® Index when the reincorporation is final.

- Merger and Acquisition – When mergers or acquisitions occur, changes to the membership and weighting of members within the Russell 3000® Index occur. In the event a merger or acquisition occurs between members of the Russell 3000® Index, the acquired company is deleted and its market capitalization moves to the acquiring stock according to the terms of the merger; hence, mergers have no effect on the Russell 3000® Index total capitalization. Shares are updated for the acquiring stock at the time the transaction is final. If the acquiring company is a member of the Russell 3000® Index, but the acquired company is not, the shares for the acquiring stock are adjusted at month-end. If the acquiring company is not a member of any of the Russell Indexes, there are two possibilities:

    - Reverse Merger – If the acquiring company is a private, non-publicly traded company or OTC company, Russell will review the action to determine if it is considered a reverse merger, defined as a transaction that results in a publicly traded company that meets all requirements for inclusion in a Russell Index. If it is determined that an action is a reverse merger, the newly formed entity will be placed in the appropriate market capitalization index after the close of the day following the completion of the merger. The acquired company will be removed from the current index simultaneously.

    - Standard Action – The acquired company is deleted after the action is final.

- De-listed Stocks – When stocks from the Russell 3000® Index are deleted as a result of exchange de-listing or reconstitution, the price used will be the closing primary exchange price on the day of deletion, or the following day using the closing OTC bulletin board price. However, there may be corporate events, such as mergers or acquisitions, that result in the lack of current market price for the deleted security and in such an instance the latest primary exchange closing price available will be used.

- Rule for Re-Classification and Re-Incorporation – For re-classification of shares, adjustments will be made at the open of the ex-date using previous day closing prices. For re-incorporations, deleted entities will be removed either after the close of the current day using the last traded price, if the re-incorporation achieves final status prior to 2:00 p.m. Eastern Standard Time, or after the close of the following day at the last traded price, if the re-incorporation achieves final status after 2:00 p.m. Eastern Standard Time.

Updates to Share Capital Affecting the Russell 3000® Index. Each month, the Russell 3000® Index is updated for changes to shares outstanding as companies report changes in share capital to the SEC. Effective April 30, 2002, only cumulative changes to shares outstanding greater than 5% are reflected in the Russell 3000® Index. This does not affect treatment of major corporate events, which are effective on the ex-date.

Pricing of Securities Included in the Russell 3000® Index. Effective on January 1, 2002, primary exchange closing prices are used in the daily Russell 3000® Index calculations. FT Interactive data is used as the primary source for U.S. security prices, income, and total shares outstanding. Prior to January 1, 2002, composite closing prices, which are the last trade price on any U.S. exchange, were used in the daily Russell 3000® Index calculations.

Disclaimers. The notes are not sponsored, endorsed, sold, or promoted by Russell or any successor thereto or index owner and neither Russell nor any party hereto makes any representation or warranty whatsoever, whether express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Russell 3000® Index to track general stock market performance or a segment of the same. Russell's publication of the Russell 3000® Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Russell 3000® Index is based. Russell's only relationship to JPMorgan Chase & Co. and its affiliates is the licensing of certain trademarks and trade names of Russell and of the Russell 3000® Index which is determined, composed and calculated by Russell without regard to JPMorgan Chase & Co. and its affiliates or the notes. Russell is not responsible for and has not reviewed the notes or any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 3000® Index. Russell has no obligation or liability in connection with the administration, marketing or trading of the notes.

"Russell 3000® Index" and "Russell 3000E™ Index" are trademarks of Russell and have been licensed for use by JPMorgan Chase Bank, National Association and its affiliates. This transaction is not sponsored, endorsed, sold, or promoted by Russell and Russell makes no representation regarding the advisability of entering into this transaction.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 3000® INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY JPMORGAN CHASE & CO. AND/OR ITS AFFILIATES, INVESTORS, OWNERS OF THE PRODUCT(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 3000® INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 3000® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Discontinuation of the Russell 3000® Index; Alteration of Method of Calculation

If Russell discontinues publication of the Index and Russell or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Index (such index being referred to herein as a "successor index"), then the Index closing level on any relevant Initial Averaging Date, if applicable, Index Valuation Date, any trading day during the Monitoring Period or on any Monitoring Day, as applicable (for notes with a knock-out buffer), or any other relevant date on which the Index closing level is to be determined will be determined by reference to the level of such successor index at the close of trading on the NYSE, AMEX, The NASDAQ Stock Market or the relevant exchange for the successor index on such day, and, for notes with a knock-out buffer, the Index Level, if applicable, at any time during the Monitoring Period or on any Monitoring Day, as applicable, will be determined by reference to the value of such successor index as reported by Bloomberg at such time.

Upon any selection by the calculation agent of a successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If Russell discontinues publication of the Index prior to, and such discontinuation is continuing on, an Initial Averaging Date, if applicable, an Index Valuation Date, any trading day during the Monitoring Period or any Monitoring Day, as applicable (for notes with a knock-out buffer), or any other relevant date on which the Index closing level is to be determined and the calculation agent determines, in its sole discretion, that no successor index is available at such time, or the calculation agent has previously selected a successor index and publication of such successor index is discontinued prior to, and such discontinuation is continuing on, such Initial Averaging Date, if applicable, Index Valuation Date, any trading day during the Monitoring Period or any Monitoring Day, as applicable (for notes with a knock-out buffer),or such other relevant date, then the calculation agent will determine the Index closing level for such date. For notes with a knock-out buffer, if the relevant terms supplement provides for continuous Index monitoring and a Knock-Out Event has not previously occurred, the notes will nonetheless thereafter be deemed to be subject to daily Index monitoring, and a Knock-Out Event will be deemed to have occurred if the Index closing level has declined, as compared to the Initial Index Level (or the Strike Level, if applicable), by more than the knock-out buffer amount on any subsequent trading day during the Monitoring Period or on any subsequent Monitoring Day, as applicable. The Index closing level will be computed by the calculation agent in accordance with the formula for and method of calculating the Index or successor index, as applicable, last in effect prior to such discontinuation, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently composing the Index or successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the Index or successor index, as applicable, may adversely affect the value of the notes.

If at any time the method of calculating the Index or a successor index, or the level thereof, is changed in a material respect, or if the Index or a successor index is in any other way modified so that the Index or such successor index does not, in the opinion of the calculation agent, fairly represent the level of the Index or successor index had such changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the Index closing level is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the Index or such successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the Index closing level with reference to the Index or such successor index, as adjusted. Accordingly, if the method of calculating the Index or successor index is modified so that the level of the Index or such successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the Index or such successor index), then the calculation agent will adjust its calculation of the Index or such successor index in order to arrive at a level of the Index or such successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

GENERAL TERMS OF NOTES

Calculation Agent

J.P.Morgan Securities Inc. will act as the calculation agent. The calculation agent will determine, among other things, the Initial Index Level, the Strike Level, if applicable, the Index closing level on each Initial Averaging Date, if applicable, and each Index Valuation Date, the Index Level at any time during the Monitoring Period or on any Monitoring Day or the Index closing level on any trading day during the Monitoring Period or on any Monitoring Day, as applicable, for purposes of determining whether a Knock-Out Event has occurred (for notes with a knock-out buffer), the Ending Index Level, the Index Return and the payment at maturity, if any, on the notes. In addition, the calculation agent will determine whether there has been a market disruption event or a discontinuation of the Index and whether there has been a material change in the method of calculating the Index. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the relevant terms supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity on or prior to 11:00 a.m., New York City time, on the business day preceding the maturity date.

All calculations with respect to the Initial Index Level, the Strike Level, if applicable, the Ending Index Level, the Index Return or any Index closing level or Index Level will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, .876545 would be rounded to .87655); all dollar amounts related to determination of the payment per $1,000 principal amount note at maturity, if any, will be rounded to the nearest one ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Events

Certain events may prevent the calculation agent from calculating the Index closing level on any Initial Averaging Date, if applicable, or any Index Valuation Date and, consequently, the Index Return or the Index Level at any time or the Index closing level on any trading day during the Monitoring Period or on any Monitoring Day, as applicable, for purposes of determining whether a Knock-Out Event has occurred (for notes with a knock-out buffer), or calculating the amount, if any, that we will pay to you at maturity. These events may include disruptions or suspensions of trading on the markets as a whole. We refer to each of these events individually as a "market disruption event."

With respect to the Index and any relevant successor index, a "market disruption event," unless otherwise specified in the relevant terms supplement, means:

- a suspension, absence or material limitation of trading of equity securities then constituting 20% or more of the level of the Index (or the relevant successor index) on the relevant exchanges (as defined below) for such securities for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such relevant exchange; or
- a breakdown or failure in the price and trade reporting systems of any relevant exchange as a result of which the reported trading prices for equity securities then constituting 20% or more of the level of the Index (or the relevant successor index) during the one hour preceding the close of the principal trading session on such relevant exchange are materially inaccurate; or

- a suspension, absence or material limitation of trading on the primary exchange or market for trading in futures or options contracts related to the Index (or the relevant successor index) for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such exchange or market; or
- a decision to permanently discontinue trading in the relevant futures or options contracts;

in each case as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that the event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

For purposes of determining whether a market disruption event with respect to the Index (or the relevant successor index) exists at any time, if trading in a security included in the Index (or the relevant successor index) is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the Index (or the relevant successor index) will be based on a comparison of:

- the portion of the level of the Index (or the relevant successor index) attributable to that security relative to
- the overall level of the Index (or the relevant successor index),

in each case immediately before that suspension or limitation.

For purposes of determining whether a market disruption event with respect to the Index (or the relevant successor index) has occurred, unless otherwise specified in the relevant terms supplement:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange, or the primary exchange or market for trading in futures or options contracts related to the Index (or the relevant successor index);
- limitations pursuant to the rules of any relevant exchange similar to NYSE Rule 80B (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80B as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;
- a suspension of trading in futures or options contracts on the Index (or the relevant successor index) by the primary exchange or market trading in such contracts by reason of
  - a price change exceeding limits set by such exchange or market,
  - an imbalance of orders relating to such contracts, or
  - a disparity in bid and ask quotes relating to such contracts

will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to the Index (or the relevant successor index); and

- a "suspension, absence or material limitation of trading" on any relevant exchange or on the primary exchange or market on which futures or options contracts related to the Index (or the relevant successor index) are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

"Relevant exchange" means, with respect to the Index or any relevant successor index, the primary exchange or market of trading for any security (or any combination thereof) then included in the Index or such successor index, as applicable.

Events of Default

Under the heading "Description of Debt Securities — Events of Default, Waiver, Debt Securities in Foreign Currencies" in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Payment upon an Event of Default

Unless otherwise specified in the relevant terms supplement, in case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per $1,000 principal amount note upon any acceleration of the notes will be determined by the calculation agent and will be an amount in cash equal to the amount payable at maturity per $1,000 principal amount note as described under the caption "Description of Notes — Payment at Maturity," calculated as if the date of acceleration were (1) the final Index Valuation Date and (2) for notes with a knock-out buffer, the final day of the Monitoring Period or the final Monitoring Day, as applicable. If the notes have more than one Index Valuation Date, then, for each Index Valuation Date scheduled to occur after the date of acceleration, the trading days immediately preceding the date of acceleration (in such number equal to the number of Index Valuation Dates in excess of one) will be the corresponding Index Valuation Dates, unless otherwise specified in the relevant terms supplement.

If the maturity of the notes is accelerated because of an event of default as described above, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture; Waiver of Compliance" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance" are not applicable to the notes, unless otherwise specified in the relevant terms supplement.

Listing

The notes will not be listed on any securities exchange, unless otherwise specified in the relevant terms supplement.

Book-Entry Only Issuance — The Depository Trust Company

DTC will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Forms of Notes" and "The Depositary."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the principal corporate trust office of The Bank of New York in The City of New York.

The Bank of New York or one of its affiliates will act as registrar and transfer agent for the notes. The Bank of New York will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of The Bank of New York, but upon payment (with the giving of such indemnity as The Bank of New York may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes. This summary applies to you only if you are an initial holder of the notes purchasing the notes at the issue price for cash and if you will hold them as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

This summary does not address all aspects of U.S. federal income and estate taxation of the notes that may be relevant to you in light of your particular circumstances, nor does it address all of your tax consequences if you are a holder of notes who is subject to special treatment under the U.S. federal income tax laws, such as:

- one of certain financial institutions;

- a tax-exempt entity, including an "individual retirement account" or "Roth IRA" as defined in Code Section 408 or 408A, respectively;

- a dealer in securities;

- a "regulated investment company" as defined in Code Section 851;

- a "real estate investment trust" as defined in Code Section 856;

- a person holding the notes as part of a hedging transaction, straddle, conversion transaction, or integrated transaction, or entering into a "constructive sale" with respect to the notes;

- a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

- a trader in securities who elects to apply a mark-to-market method of tax accounting; or

- a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

This summary is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date of this product supplement, changes to any of which, subsequent to the date of this product supplement, may affect the tax consequences described herein. **You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation (including the possibility of alternative characterizations of the notes), as well as any tax consequences arising under the laws of any state, local or foreign jurisdictions.**

Tax Treatment of the Notes

The tax consequences of an investment in the notes are unclear. There is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the IRS regarding the notes.

We intend to seek an opinion from Davis Polk & Wardwell, our special tax counsel, which will be based upon the terms of the notes at the time of the relevant offering and certain factual representations to be received from us, regarding the treatment of the notes as "open transactions" for U.S. federal income tax purposes. Whether Davis Polk & Wardwell expresses an opinion regarding the characterization of the notes will be indicated in the relevant terms supplement. In either case, we and you will agree to treat the notes for U.S. federal income tax purposes as "open transactions." While other characterizations of the notes could be asserted by the IRS, as discussed below, the following discussion assumes that the notes are treated for U.S. federal income tax purposes as "open transactions" with respect to the Index and not as debt instruments, unless otherwise indicated.

Tax Consequences to U.S. Holders

You are a "U.S. Holder" if you are a beneficial owner of notes for U.S. federal income tax purposes that is:

- a citizen or resident of the United States;

- a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment of the Notes

Tax Treatment Prior to Maturity. You should not recognize taxable income or loss over the term of the notes prior to maturity, other than pursuant to a sale or exchange as described below.

Sale, Exchange or Redemption of the Notes. Upon a sale or exchange of a note (including redemption of the notes at maturity), you should recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or redemption and your tax basis in the note, which should equal the amount you paid to acquire the note. This gain or loss should be long-term capital gain or loss if you have held the note for more than one year at the time. The deductibility of capital losses, however, is subject to limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization of the notes and because we are not requesting a ruling from the IRS with respect to the notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the notes described above. If the IRS were successful in asserting an alternative characterization or treatment of the notes, the timing and character of income on the notes could differ materially and adversely from our description herein. For example, the IRS might treat the notes as debt instruments issued by us, in which event the taxation of the notes would be governed by certain Treasury regulations relating to the taxation of "contingent payment debt instruments" if the term of the notes from issue to maturity (including the last possible date that the notes could be outstanding) is more than one year. In this event, regardless of whether you are an accrual-method or cash-method taxpayer, you would be required to accrue into income original issue discount, or "OID," on the notes at our "comparable yield" for similar noncontingent debt, determined at the time of the issuance of the notes, in each year that you hold the notes (even though you will not receive any cash with respect to the notes during their term), and any gain recognized upon a sale or exchange of the notes (including redemption of the notes at maturity) would generally be treated as ordinary income. Additionally, if you were to recognize a loss above certain thresholds, you could be required to file a disclosure statement with the IRS.

Other alternative U.S. federal income tax characterizations of the notes might also require you to include amounts in income during the term of the notes and/or might treat all or a portion of the gain or loss on the sale or settlement of the notes as ordinary income or loss or as short-term capital gain or loss, without regard to how long you held the notes. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term

capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Accordingly, you should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Tax Consequences to Non-U.S. Holders

You are a "Non-U.S. Holder" if you are a beneficial owner of notes for U.S. federal income tax purposes that is:

- a nonresident alien individual;

- a foreign corporation; or

- a foreign estate or trust.

You are not a Non-U.S. Holder for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of a note (including redemption of the notes at maturity).

If you are a Non-U.S. Holder of the notes and if the characterization of the notes as open transactions is respected, any payments on the notes should not be subject to U.S. federal income or withholding tax, except that gain from the sale or exchange of a note (including redemption of the notes at maturity) may be subject to U.S. federal income tax if this gain is effectively connected with your conduct of a trade or business in the United States. In addition, among the issues addressed in the notice described above in "Certain U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Possible Alternative Tax Treatments of an Investment in the Notes" is the degree, if any, to which income with respect to instruments such as the notes should be subject to U.S. withholding tax. It is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the withholding tax consequences of an investment in the notes, possibly with retroactive effect.

If the notes were recharacterized as indebtedness, any payments or accruals on the notes nonetheless would not be subject to U.S. withholding tax, provided generally that the certification requirement described below has been fulfilled. Because the characterization of the notes is unclear, payments made to you with respect to the notes may be withheld on at a rate of 30% unless you have certified on IRS Form W-8BEN, under penalties of perjury, that you are not a U.S. person and provide your name and address or otherwise satisfy applicable documentation requirements.

If you are engaged in a trade or business in the United States, and if payments on the notes are effectively connected with your conduct of that trade or business, although exempt from the withholding tax discussed above, you will generally be taxed in the same manner as a U.S. Holder, except that you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

Federal Estate Tax

Individual Non-U.S. Holders, and entities the property of which is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, trusts funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisers regarding the U.S. federal estate tax consequences of investing in a note.

Backup Withholding and Information Reporting

You may be subject to information reporting, and may also be subject to backup withholding at the rates specified in the Code on the amounts paid to you, unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. If you are a Non-U.S. Holder, you will not be subject to backup withholding if you comply with the certification procedures described in the preceding section. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

THE TAX CONSEQUENCES TO YOU OF PURCHASING, OWNING AND DISPOSING OF THE NOTES ARE UNCLEAR. YOU SHOULD CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

UNDERWRITING

Under the terms and subject to the conditions contained in the Master Agency Agreement entered into between JPMorgan Chase & Co. and J.P. Morgan Securities Inc., as agent (an "Agent" or "JPMSI"), and certain other agents that may be party to the Master Agency Agreement, as amended or supplemented, from time to time (each an "Agent" and collectively with JPMSI, the "Agents"), each Agent participating in an offering of notes, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of notes set forth on the cover page of the relevant terms supplement. Each such Agent proposes initially to offer the notes directly to the public at the public offering price set forth on the cover page of the relevant terms supplement. JPMSI will allow a concession to other dealers, or we may pay other fees, in the amount set forth on the cover page of the relevant terms supplement. After the initial offering of the notes, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of JPMSI. The underwriting arrangements for this offering comply with the requirements of NASD Rule 2720 regarding a FINRA member firm's underwriting of securities of an affiliate. In accordance with NASD Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior written approval of the customer.

JPMSI or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, JPMSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, JPMSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. JPMSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if JPMSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, JPMSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. JPMSI is not required to engage in these activities, and may end any of these activities at any time.

No action has been or will be taken by us, JPMSI or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement no. 148-I or the accompanying prospectus supplement, prospectus or terms supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this product supplement no. 148-I or the accompanying prospectus supplement, prospectus or terms supplement or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this product supplement no. 148-I and the accompanying prospectus supplement, prospectus and terms supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission. For additional information regarding selling restrictions, please see "Notice to Investors" in this product supplement.

Unless otherwise specified in the relevant terms supplement, the settlement date for the notes will be the third business day following the pricing date (which is referred to as a "T+3" settlement cycle).

NOTICE TO INVESTORS

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where offers and sales are permitted. Neither this product supplement no. 148-I nor the accompanying prospectus supplement, prospectus or terms supplement constitutes an offer to sell, or a solicitation of an offer to buy, any notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement no. 148-I nor the accompanying prospectus supplement, prospectus or terms supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement no. 148-I and accompanying prospectus supplement, prospectus and terms supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement no. 148-I and the accompanying prospectus supplement, prospectus and terms supplement and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales.

Argentina

The notes have not been and will not be authorized by the *Comisión Nacional de Valores* (the "CNV") for public offer in Argentina and therefore may not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements, the internet or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended (the "Argentine Public Offering Law").

The Argentine Public Offering Law does not expressly recognize the concept of private placement. Notwithstanding the foregoing, pursuant to the general rules on public offering and the few existing judicial and administrative precedents, the following private placement rules have been outlined:

(i) target investors should be qualified or sophisticated investors, capable of understanding the risk of the proposed investment.

(ii) investors should be contacted on an individual, direct and confidential basis, without using any type of massive means of communication.

(iii) the number of contacted investors should be relatively small.

(iv) investors should receive complete and precise information on the proposed investment.

(v) any material, brochures, documents, etc, regarding the investment should be delivered in a personal and confidential manner, identifying the name of the recipient.

(vi) the documents or information mentioned in item (v) should contain a legend or statement expressly stating that the offer is a private offer not subject to the approval or supervision of the CNV, or any other regulator in Argentina.

(vii) the aforementioned documents or materials should also contain a statement prohibiting the re-sale or re-placement of the relevant securities within the Argentine territory or their sale through any type of transaction that may constitute a public offering of securities pursuant to Argentine law.

The Bahamas

The notes have not been and shall not be offered or sold in or into The Bahamas except in circumstances that do not constitute a 'public offering' according to the Securities Industry Act, 1999.

The offer of the notes, directly or indirectly, in or from within The Bahamas may only be made by an entity or person who is licensed as a Broker Dealer by the Securities Commission of The Bahamas.

Persons deemed "resident" in The Bahamas pursuant to the Exchange Control Regulations, 1956 must receive the prior approval of the Central Bank of The Bahamas prior to accepting an offer to purchase any notes.

Bermuda

This product supplement no. 148-I and the accompanying prospectus supplement, prospectus and terms supplement have not been registered or filed with any regulatory authority in Bermuda. The offering of the notes pursuant to this product supplement no. 148-I and the accompanying prospectus supplement, prospectus and any terms supplement to persons resident in Bermuda is not prohibited, *provided* we are not thereby carrying on business in Bermuda.

Brazil

The notes have not been and will not be registered with the "*Comissão de Valores Mobiliários*" – the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the notes may not and will not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federal Republic of Brazil, except in circumstances that cannot be construed as a public offering or unauthorized distribution of securities under Brazilian laws and regulations. The notes are not being offered into Brazil. Documents relating to an offering of the notes, as well as the information contained herein and therein, may not be supplied or distributed to the public in Brazil nor be used in connection with any offer for subscription or sale of the notes to the public in Brazil.

British Virgin Islands

The notes may not be offered in the British Virgin Islands unless we or the person offering the notes on our behalf is licensed to carry on business in the British Virgin Islands. We are not licensed to carry on business in the British Virgin Islands. The notes may be offered to British Virgin Islands "business companies" (from outside the British Virgin Islands) without restriction. A British Virgin Islands "business company" is a company formed under or otherwise governed by the BVI Business Companies Act, 2004 (British Virgin Islands).

Cayman Islands

This product supplement no. 148-I and the accompanying prospectus supplement, prospectus and terms supplement, and the notes offered hereby and thereby have not been, and will not be, registered under the laws and regulations of the Cayman Islands, nor has any regulatory authority in the Cayman Islands passed comment upon or approved the accuracy or adequacy of this product supplement no. 148-I and the accompanying prospectus supplement, prospectus and terms supplement. The notes have not been, and will not be, offered or sold, directly or indirectly, in the Cayman Islands.

Chile

None of the Agents, we or the notes have been registered with the *Superintendencia de Valores y Seguros de Chile* (Chilean Securities and Insurance Commission) pursuant to *Ley No. 18,045 de Mercado de Valores* (the "Chilean Securities Act"), as amended, of the Republic of Chile and, accordingly, the notes have not been and will not be offered or sold within Chile or to, or for the account of benefit of persons in Chile except in circumstances which have not resulted and will not result in a public offering and/or securities intermediation in Chile within the meaning of the Chilean Securities Act.

None of the Agents is a bank or a licensed broker in Chile, and therefore each Agent has not and will not conduct transactions or any business operations in any of such qualities, including the marketing, offer and sale of the notes, except in circumstances which have not resulted and will not result in a "public offering" as such term is defined in Article 4 of the Chilean Securities Act, and/or have not resulted and will not result in the intermediation of securities in Chile within the meaning of Article 24 of the Chilean Securities Act and/or the breach of the brokerage restrictions set forth in Article 39 of Decree with Force of Law No. 3 of 1997.

The notes will only be sold to specific buyers, each of which will be deemed upon purchase:

(i)   to be a financial institution and/or an institutional investor or a qualified investor with such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the notes;

(ii)   to agree that it will only resell the notes in the Republic of Chile in compliance with all applicable laws and regulations; and that it will deliver to each person to whom the notes are transferred a notice substantially to the effect of this selling restriction;

(iii)   to acknowledge receipt of sufficient information required to make an informed decision whether or not to invest in the notes; and

(iv)   to acknowledge that it has not relied upon advice from any Agent and/or us, or its or our respective affiliates, regarding the determination of the convenience or suitability of notes as an investment for the buyer or any other person; and has taken and relied upon independent legal, regulatory, tax and accounting advice.

Colombia

The notes have not been and will not be registered in the National Securities Registry of Colombia (*Registro Nacional de Valores y Emisores*) kept by the Colombian Financial Superintendency (*Superintendencia Financiera de Colombia*) or in the Colombian Stock Exchange (*Bolsa de Valores de Colombia*).

Therefore, the notes shall not be marketed, offered, sold or distributed in Colombia or to Colombian residents in any manner that would be characterized as a public offering, as such is defined in article 1.2.1.1 of Resolution 400, issued on May 22, 1995 by the Securities Superintendency General Commission (*Sala General de la Superintendencia de Valores*), as amended from time to time.

If the notes are to be marketed within Colombian territory or to Colombian residents, regardless of the number of persons to which said marketing is addressed to, any such promotion or advertisement of the notes must be made through a local financial entity, a representative's office, or a local correspondent, in accordance with Decree 2558, issued on June 6, 2007 by the Ministry of Finance and Public Credit of Colombia, as amended from time to time.

Therefore, the notes should not be marketed within Colombian territory or to Colombian residents, by any given means, that may be considered as being addressed to an indeterminate number of persons or to more than ninety-nine (99) persons, including but not limited to: (i) any written material or other means of communication, such as subscription lists, bulletins, pamphlets or advertisements; (ii) any offer or sale of the notes at offices or branches open to the public; (iii) use of any oral or written advertisements, letters, announcements, notices or any other means of communication that may be perceived to be addressed to an indeterminate number of persons for the purpose of marketing and/or offering the notes; or (iv) use (a) non-solicited emails or (b) email distributions lists to market the notes.

El Salvador

The notes may not be offered to the general public in El Salvador, and according to Article 2 of the *Ley de Mercado de Valores* (Securities Market Law) of the Republic of El Salvador, Legislative Decree number 809 dated 16 February 1994, published on the *Diario Oficial* (Official Gazette) number 73-BIS, Number 323, dated 21 April 1994, and in compliance with the aforementioned regulation, each Agent has represented and agreed that it will not make an invitation for subscription or purchase of the notes to indeterminate individuals, nor will it make known this product supplement no. 148-I and the accompanying prospectus supplement, prospectus and terms supplement in the territory of El Salvador through any mass media communication such as television, radio, press, or any similar medium, other than publications of an international nature that are received in El Salvador, such as internet access or foreign cable advertisements, which are not directed to the Salvadoran public. The offering of the notes has not been registered with an authorized stock exchange in the Republic of El Salvador. Any negotiation for the purchase or sale of notes in the Republic of El Salvador shall only be negotiated on an individual basis with determinate individuals or entities in strict compliance with the aforementioned Article 2 of the Salvadoran Securities Market Law, and shall in any event be effected in accordance with all securities, tax and exchange control of the Dominican Republic, Central America, and United States Free Trade Agreements, and other applicable laws or regulations of the Republic of El Salvador.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Agent has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of notes which are the subject of the offering contemplated by this product supplement no. 148-I and the accompanying prospectus supplement to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive except that it may, with effect from and including the Relevant Implementation Date, make an offer of such notes to the public in that Relevant Member State:

(a)   at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)   at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)   to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Agent; or

(d)   at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of notes to the public" in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out herein.

Hong Kong

The notes may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Jersey

Each Agent has represented to and agreed with us that it will not circulate in Jersey any offer for subscription, sale or exchange of any notes which would constitute an offer to the public for the purposes of Article 8 of the Control of Borrowing (Jersey) Order 1958.

Mexico

The notes have not been, and will not be, registered with the Mexican National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and therefore, may not be offered or sold publicly in the United Mexican States. This product supplement no. 148-I and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States. The notes may be privately placed in Mexico among institutional and qualified investors, pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law.

The Netherlands

An offer to the public of any notes which are the subject of the offering and placement contemplated by this product supplement no. 148-I and the accompanying prospectus supplement, prospectus and terms supplement may not be made in The Netherlands and each Agent has represented and agreed that it has not made and will not make an offer of such notes to the public in The Netherlands, unless such an offer is made exclusively to one or more of the following categories of investors in accordance with the Dutch Financial Markets Supervision Act (*Wet op het financieel toezicht*, the "FMSA"):

1.   Regulated Entities: (a) any person or entity who or which is subject to supervision by a regulatory authority in any country in order to lawfully operate in the financial markets (which includes: credit institutions, investment firms, financial institutions, insurance companies, collective investment schemes and their management companies, pension funds and their management companies, commodity dealers) ("Supervised Entities"); and (b) any person or entity who or which engages in a regulated activity on the financial markets but who or which is not subject to supervision by a regulatory authority because it benefits from an exemption or dispensation ("Exempt Entities");

2.   Investment Funds and Entities: any entity whose corporate purpose is solely to invest in securities (which includes, without limitation, hedge funds);

3.   Governmental institutions: the Dutch State, the Dutch Central Bank, Dutch regional, local or other decentralized governmental institutions, international treaty organizations and supranational organizations;

4.   Self-certified Small and Medium-Sized Enterprises ("SMEs"): any company having its registered office in The Netherlands which does not meet at least two of the three criteria mentioned in (6) below and which has (a) expressly requested the Netherlands Authority for the Financial Markets (the "AFM") to be considered as a qualified investor, and (b) been entered on the register of qualified investors maintained by the AFM;

5.   Self-certified Natural Persons: any natural person who is resident in The Netherlands if this person meets at least two (2) of the following criteria:

    (i)   the investor has carried out transactions of a significant size on securities markets at an average frequency of, at least, ten (10) per quarter over the previous four (4) quarters;

    (ii) the size of the investor's securities portfolio exceeds €500,000;

    (iii) the investor works or has worked for at least one (1) year in the financial sector in a professional position which requires knowledge of investment in securities,

provided this person has:

    (a)   expressly requested the AFM to be considered as a qualified investor; and

    (b)   been entered on the register of qualified investors maintained by the AFM;

6.   Large Enterprises: any company or legal entity which meets at least two of the following three criteria according to its most recent consolidated or non-consolidated annual accounts:

    (a)   an average number of employees during the financial year of at least 250;

    (b)   total assets of at least €43,000,000; or

    (c)   an annual net turnover of at least €50,000,000.

7.   Discretionary individual portfolio managers: any portfolio manager in The Netherlands who or which purchases the notes for the account of clients who are not Qualified Investors on the basis of a contract of agency that allows for making investment decisions on the client's behalf without specific instructions of or consultation with any such client;

8.   Minimum consideration: any person or entity for a minimum consideration of €50,000 or more (or equivalent in foreign currency) for each offer of notes; or

9.   Fewer than 100 Offerees: fewer than 100 natural or legal persons (other than Qualified Investors).

    For the purposes of this provision, the expression:

    (a)   an "offer to the public" in relation to any notes means making a sufficiently determined offer as meant in Section 217(1) of Book 6 of the Dutch Civil Code (*Burgerlijk Wetboek*) addressed to more than one person to conclude a contract to purchase or otherwise acquire notes, or inviting persons to make an offer in respect of such notes;

    (b)   "Qualified Investors" means the categories of investors listed under (1) up to and including (6) above.

    Zero Coupon Notes may not, directly or indirectly, as part of their initial distribution (or immediately thereafter) or as part of any re-offering be offered, sold, transferred or delivered in The Netherlands. For purposes of this paragraph "Zero Coupon Notes" are notes (whether in definitive or in global form) that are in bearer form and that constitute a claim for a fixed sum against us and on which interest does not become due prior to maturity or on which no interest is due whatsoever.

Panama

The notes have not been and will not be registered with the National Securities Commission of the Republic of Panama under Decree Law No. 1 of July 8, 1999 (the "Panamanian Securities Law") and may not be publicly offered or sold within Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Law. The notes do not benefit from the tax incentives provided by the Panamanian Securities Law and are not subject to regulation or supervision by the National Securities Commission of the Republic of Panama.

Peru

The notes have been and will be offered only to institutional investors (as defined by the Peruvian Securities Market Law – "*Ley de Mercado de Valores*" enacted by Legislative Decree No. 861 – Unified Text of the Law approved by Supreme Decree No. 093-2002-EF) and not to the public in general or a segment of it. The placement of the notes shall comply with article 5 of the Peruvian Securities Market Law.

Singapore

Neither this product supplement no. 148-I nor the accompanying prospectus supplement, prospectus or terms supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this product supplement no. 148-I, the accompanying prospectus supplement, prospectus or terms supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Switzerland

The notes have not been and will not be offered or sold, directly or indirectly, to the public in Switzerland, and this product supplement no. 148-I and the accompanying prospectus supplement, prospectus and terms supplement do not constitute a public offering prospectus as that term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations.

We have not applied for a listing of the notes on the SWX Swiss Exchange or on any other regulated securities market and, consequently, the information presented in this product supplement no. 148-I and the accompanying prospectus supplement, prospectus and terms supplement does not necessarily comply with the information standards set out in the relevant listing rules.

The notes do not constitute a participation in a collective investment scheme in the meaning of the Swiss Federal Act on Collective Investment Schemes and are not licensed by the Swiss Federal Banking Commission. Accordingly, neither the notes nor holders of the notes benefit from protection under the Swiss Federal Act on Collective Investment Schemes or supervision by the Swiss Federal Banking Commission.

United Kingdom

Each Agent has represented and agreed that:

(a)   it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the "FSMA") by the Issuer;

(b)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(c)   it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Uruguay

The offering of notes in Uruguay constitutes a private offering and each Agent has agreed that the notes and us will not be registered with the Central Bank of Uruguay pursuant to section 2 of Uruguayan law 16.749.

Venezuela

The notes comprising this offering have not been registered with the Venezuelan National Securities Commission (*Comisión Nacional de Valores*) and are not being publicly offered in Venezuela. No document related to the offering of the notes shall be interpreted to constitute a public offer of securities in Venezuela. This document has been sent exclusively to clients of the Agents and the information contained herein is private, confidential and for the exclusive use of the addressee. Investors wishing to acquire the notes may use only funds located outside of Venezuela, which are not of mandatory sale to the Central Bank of Venezuela (*Banco Central de Venezuela*) or are not otherwise subject to restrictions or limitations under the exchange control regulation currently in force in Venezuela.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plans' particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code (in either case, "Parties in Interest") with respect to such Plans. As a result of our business, we are a Party in Interest with respect to many Plans. Where we are a Party in Interest with respect to a Plan (either directly or by reason of ownership of our subsidiaries), the purchase and holding of the notes by or on behalf of the Plan would be a prohibited transaction under Section 406 of ERISA and Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Certain prohibited transaction class exemptions ("PTCEs") issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide a limited exemption for the purchase and sale of the notes and the related lending transactions, provided that neither the issuer of the notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and provided further that the Plan pays no more than adequate consideration in connection with the transaction (the so-called "service provider exemption").

Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service-provider exemption or there is some other basis on which the purchase and holding of the notes is not prohibited. Each purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase of the notes that (a) its purchase and holding of the notes is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or documents ("Similar Laws"). Accordingly, each purchaser or holder of the notes shall be required to represent (and deemed to have represented by its purchase of the notes) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of the applicable rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase and holding of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any Similar Laws. The sale of any notes to any Plan or plan subject to Similar Laws is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by such plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.